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United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number  2-84452

 Sterling Drilling Fund 1983-1
(Exact name of registrant as specified in its charter)

 One Landmark Square
 Stamford, CT 06901
 (203) 358-5700

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

 Limited Partnership Units
(Title of each class of securities covered by this Form)

 NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)( i)

Rule 12h-3(b)(1)(i)

Rule 12g-4(a)(1)(ii) X

Rule 12h-3(b)(1)(i)

Rule 12g-4(a)(2)( i)

Rule 12h-3(b)(2)(i)

Rule 12g-4(a)(2)(ii)

Rule 12h-3(b)(2)(ii)

Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 496 Limited Partners

Pursuant to the requirements of the Securities Exchange Act of 1934 Sterling Drilling Fund 1983-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 9/8/03  BY: /s/ Charles E. Drimal Jr. General Partner

http://www.sec.gov/divisions/corpfin/forms/15.htm

Last update: 11/01/01